Exhibit 99.1

So-Young Announces Extension of Plan to Implement ADS Ratio Change

BEIJING, China, June 20, 2025 – So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”), the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments, today announced that it is amending the effective date for the previously announced plan for an ADS ratio change.

The Company previously planned to change the ratio of the American depositary shares (“ADSs”) to its Class A ordinary shares from thirteen (13) ADSs representing ten (10) Class A ordinary shares to one (1) ADS representing fifteen (15) Class A ordinary shares, with the change originally scheduled to take effect at the open of trading on June 30, 2025 (U.S. Eastern Time). Following further consideration, the Company has decided to take additional time to finalize preparations for the ADS ratio change. An updated timeline will be announced once it becomes available.

For the Company’s ADS holders, the ADS ratio change will result in an effect equivalent to a proportional reverse ADS split. There will be no change to the Company’s Class A ordinary shares. ADS holders of record on the effective date will not be required to take any action in connection with the ADS ratio change. The exchange of then-held (old) ADSs for new ADS will occur automatically with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank. The ADSs will continue to be traded on Nasdaq under the symbol “SY.”

No fractional new ADSs will be issued in connection with the change in the ADS ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank.

As a result of the change in the ADS ratio, the ADS price is expected to increase proportionally, although the Company can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than a proportional price based on ADS price before the change.

About So-Young International Inc.

So-Young International Inc. (Nasdaq: SY) (“So-Young” or the “Company”) is the leading aesthetic treatment platform in China connecting consumers with online services and offline treatments. The Company provides access to aesthetic treatments through its online platform and branded aesthetic centers, offering curated treatment information, facilitating online reservations, delivering high-quality treatments, and developing, producing and distributing optoelectronic medical equipment and injectable products. With its strong brand recognition, digital reach, affordable treatments and efficient supply chain, So-Young is well-positioned to serve its audience over the long term and grow along the medical aesthetic value chain.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including but not limited to statements about So-Young’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and So-Young undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

So-Young

Investor Relations

Ms. Mona Qiao

Phone: +86-10-8790-2012

E-mail: ir@soyoung.com

Christensen

In China

Ms. Charlie Chi

Phone: +86-10-5900-1548

E-mail: charlie.chi@christensencomms.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com